Exhibit 99.6

February 10, 2013

By Email, Facsimile and Federal Express

The Board of Directors of Affinity Gaming

c/o Affinity Gaming

3755 Breakthrough Way, Suite 300

Las Vegas, NV 89135

Dear Sirs:

On behalf of Z Capital Partners, L.L.C. and its affiliates (“Z Capital”), we are pleased to submit our proposal to acquire all of the outstanding common shares of Affinity Gaming, a Nevada corporation (“Affinity Gaming”),(1) that are not already owned by Z Capital.

As of the date of this letter, Z Capital is the largest stockholder of Affinity Gaming, owning 6,171,017.40 common shares, representing 30.509% of Affinity Gaming’s issued and outstanding capital stock.  We remain committed to Affinity Gaming and its current management team, and enthusiastically submit this proposal.

Purchase Price

Z Capital is prepared to offer a purchase price of $14.00 per share in cash for all of the outstanding common shares of Affinity Gaming not already owned by Z Capital.  Affinity Gaming is a diversified, multi-jurisdictional casino operator and this purchase price reflects our current modeling taking into account such complexities, our review of publicly available information and our experience in the gaming industry.  This purchase price is subject to the satisfactory completion of only limited confirmatory due diligence as described below and negotiation and execution of definitive documentation.

Our offer is compelling and represents a 22% premium over Affinity Gaming’s trading price over the last six months.  A price of $14.00 per share also represents a multiple of seven times EBITDA over Affinity Gaming’s last twelve months (adjusted for the Truckee transaction).  Given the size of Affinity Gaming and that we already have a strategic ownership in Affinity Gaming, we believe this to be a fair price and we are convinced that your stockholders will find our offer extremely attractive.  Since the Board’s formation of the Special Opportunities Committee on September 27, 2012, no transaction or proposal has been presented for consideration by Affinity Gaming’s equity holders.  By contrast, our offer provides stockholders immediate, real and quantifiable value.

Additionally, it is imperative that the existing Affinity Gaming management team be part of this transaction.  We have consistently expressed our support of management and our belief that their

(1) We continue to review and evaluate the terms of Affinity Gaming, LLC’s purported conversion from a Nevada limited liability company into a Nevada corporation and related matters and reserve our legal rights in connection therewith.  We describe and define “Affinity Gaming” as a Nevada corporation and the equity securities of Affinity Gaming as “common shares” solely for convenience.

Two Conway Park • 150 Field Drive • Suite 300 • Lake Forest, IL 60045 • (847) 235-8100 • Fax (847) 235-8111

experience and commitment to Affinity Gaming are vital for maximizing equity holder value.  We call on the Board to join us in supporting them and believe that anything less would diminish Affinity Gaming’s value.

Transaction Process and Timing

Z Capital has already completed a detailed review of publicly available information relating to Affinity Gaming, and as you are aware, has been an investor in Affinity Gaming for several years and is currently its largest equity holder.  Accordingly, we have an in-depth knowledge of Affinity Gaming’s history, business operations and management team and only limited confirmatory due diligence would be required.  Such diligence could be completed quickly, we expect in less than two weeks.

We anticipate that definitive agreements can be negotiated and agreed to expeditiously in parallel with the due diligence process.  We would expect the merger agreement to contain customary provisions, including customary deal protections, for a transaction of this nature.  We are very focused on this opportunity and are prepared to commit our full resources to meet this timeline.

Financing

The transaction would include an infusion of additional equity into the company as well as debt financing.  The equity capital would be provided by funds managed and advised by Z Capital.  We would raise the debt capital from financial institutions with which we have strong relationships, and are very comfortable that such financing would be readily available.  The existing indebtedness of Affinity Gaming would be retained or refinanced as appropriate.

Necessary Approvals

In addition to an equity holder vote and other customary closing conditions, closing of the transaction will be subject to receipt of customary anti-trust and other required regulatory/governmental approvals, including approval by all of the relevant gaming authorities.  However, we have already received approvals for our current ownership in all jurisdictions in which Affinity Gaming operates and we do not expect such additional approvals to present any significant issues or to delay the consummation of this transaction.

The proposal set forth in this letter will remain open until close of business on Friday, February 15, 2013.  Please understand that this letter is solely an indication of interest and does not constitute a binding offer or commitment on the part of Z Capital to submit a definitive agreement at any future time.  Our obligation with respect to our proposed acquisition of Affinity Gaming would exist only upon the negotiation, execution and delivery of a definitive merger agreement.

It is our strong preference to work together immediately to negotiate a definitive merger agreement.  From our perspective, the benefits to Affinity Gaming’s equity holders should provide a meaningful impetus for you to seriously investigate this opportunity.  Nonetheless, if you choose not to engage with us, we reserve all rights and other potential courses of action and are prepared to proceed promptly with the exercising of such rights.

We and our counsel, Latham & Watkins, LLP, are available immediately to discuss the terms of our proposal and to negotiate a definitive agreement with you.  Please direct all correspondence concerning this letter to us at the address set forth above and copies of such correspondence should also be simultaneously delivered to our counsel, Latham & Watkins LLP, 355 South Grand Avenue, Los Angeles, CA 90071-1560, Attention: Paul Tosetti, Esq., telephone (213) 891-8770, facsimile (213) 891-8763.

We hope to receive a favorable response from you promptly.

Sincerely,

/s/ James J. Zenni
James J. Zenni, Jr. of
Z Capital Partners, L.L.C.